SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 13) (1)

                                 PHOTOCOMM, INC.
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                                (Name of issuer)

                     Common Stock, par value $.10 per share
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                         (Title of class of securities)

                                   719319-10-5
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                                 (CUSIP number)

                             ILAN K. REICH, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                NOVEMBER 21, 1996
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7).

                  NOTE. six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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     (1)    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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CUSIP No. 719319-10-5                13D                   Page 2 of 4 Pages
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     1              NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         The New World Power Corporation
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     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                         (b) / /
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     3              SEC USE ONLY

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     4              SOURCE OF FUNDS*
                             N/A
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     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)                            / /
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     6              CITIZENSHIP OR PLACE OR ORGANIZATION

                             Delaware
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 NUMBER OF                        7                 SOLE VOTING POWER
   SHARES
BENEFICIALLY                                                 -0-
  OWNED BY        --------------------------------------------------------------
    EACH                          8                 SHARED VOTING POWER
 REPORTING
PERSON WITH                                                  -0-
                  --------------------------------------------------------------
                                  9                 SOLE DISPOSITIVE POWER

                                                             -0-
                  --------------------------------------------------------------
                                 10                 SHARED DISPOSITIVE POWER

                                                             -0-
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     11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             -0-
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     12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                          / /
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     13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             -0-
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     14             TYPE OF REPORTING PERSON*

                             CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 719319-10-5                13D                   Page 3 of 4 Pages
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                  This Amendment No. 13 to Schedule 13D (the "Amendment")
is the final amendment, and amends the Schedule 13D filed with respect to an event on November 10, 1993, as previously amended by Amendment No. 1 ("Amendment No. 1") filed with respect to an event on August 30, 1994; Amendment No. 2 ("Amendment No. 2") filed with respect to an event on October 19, 1994; Amendment No. 3
("Amendment No. 3") filed with respect to an event on December 30, 1994; Amendment No. 4 ("Amendment No. 4") filed with respect to an event on February 10, 1995; Amendment No. 5 ("Amendment No. 5") filed with respect to an event on March 10, 1995; Amendment No. 6 with respect to an event on August 15, 1995; Amendment No. 7 with respect to an event on January 1, 1996 ("Amendment No. 7") and Amendment No. 8 with respect to an event on April 11, 1996
("Amendment No. 8") and Amendment No. 9 with respect to an event on July 31, 1996 ("Amendment No. 9") and Amendment No. 10 with respect to an event on August 16, 1996 ("Amendment No. 10") (collectively, the "Statement"), Amendment No. 11 with respect to an event on September 16, 1996 ("Amendment No. 11") and Amendment No. 12 with respect to an event on September 16, 1996 ("Amendment No. 12").


Item 4.           Purpose Of Transaction.
                  -----------------------

                  Item 4 is amended by adding the following:

                  On November 21, 1996 New World completed the previously announced agreement to sell all of its 6,612,447 shares of Common Stock of the Issuer to Golden Technologies Company, Inc. for $11,292,500. Of that amount, $600,000 was remitted to other stockholders of the Issuer in exchange for their agreement to waive their right of first refusal on that sale. At the same time, New World's option to acquire up to 1,500,000 shares of Common Stock of the Issuer was cancelled through the termination of the 1993 Stock Purchase Agreement among New World, the Issuer and certain other parties. As a result, New World no longer materially owns any shares of Common Stock of the Issuer.

                  Also on November 21, 1996, John D. Kuhns, Robert W. MacDonald and Gerald R. Cummins, designees of New World on the
Board of Directors of the Issuer, resigned.

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CUSIP No. 719319-10-5                13D                   Page 4 of 4 Pages
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                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                        THE NEW WORLD POWER CORPORATION


Dated: November 27, 1996                By:  /s/ Vitold Jordan
                                           -----------------------------------
                                                 Vitold Jordan
                                                 Interim Chief Executive Officer